Exhibit 12

TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of Dollars)

	2002	2001	2000	1999	1998
Earnings:
Income (loss) from continuing operations before income taxes plus fixed charges and amortization of capitalized interest, less interest capitalized	$(248)	$(316)	$4,702	$2,205	$815

Fixed charges:
Total interest on loans (expensed and capitalized)	$60	$74	$98	$84	$86
Interest attributable to rental and lease expense	26	33	32	30	41

Fixed charges	$86	$107	$130	$114	$127

Ratio of earnings to fixed charges	*	*	36.2	19.3	6.4

*	The ratio is not meaningful. The coverage deficiency was $334 million in 2002 and $423 million in year 2001.